Mail Stop 6010

February 23, 2009

Mr. Wenjun Jiao
Chief Financial Officer
Tiens Biotech Group (USA), Inc.
No. 6, Yuanquan Rd.
Wuqing New Tech Industrial Park
Tianjin, China 301700

>   **Re: Tiens Biotech Group (USA), Inc.**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **Filed March 31, 2008, response filed January 26, 2009**
>   **File No. 001-32477**

Dear Mr. Jiao:

We have reviewed your response and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Effect of Fluctuations in Foreign Exchange Rates, page 28

1. We note in your response that you believe that the impact of fluctuations in foreign exchange rates is immaterial. However, Item 305(a) of Regulation S-K requires a quantitative analysis of that risk be included in your disclosure so that investors may make an informed decision themselves about the degree of risk. Please revise your disclosure to include a quantitative analysis such as that you included in your response.

<u>Employment Agreements, page 34</u>

2. We note that, in response to our previous comment 8, you disclosed that these agreements were previously filed. However, you did not disclose the material terms of the agreements. Please revise your disclosure to include the material terms of the employment agreements.

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Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

   Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

              Sincerely,

              Jeffrey P. Riedler
              Assistant Director